SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                ----------------

                                 SCHEDULE 13D
                                (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)

                         (Amendment No. __________ )(1)


                                  VIZACOM INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                         Common Stock, $.001 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                  92855E-10-2
--------------------------------------------------------------------------------
                                 (CUSIP Number)


     Wayne Allen, President, SpaceLogix, Inc., 500 Fifth Avenue, New York,
                                 New York 10110
                                 (212) 575-5500
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)


                                   10/18/2001
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].


          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.


----------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 92855E-10-2                  13D


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     SpaceLogix, Inc. (06-1617410)

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*
     WC
     00

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         300,000

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    0
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         300,000

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    0

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     300,000

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     11.9%

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     co

________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 92855E-10-2                  13D

________________________________________________________________________________
Item 1.  Security and Issuer.

The class of securities to which this statement relates is Common Stock, $.001 par value of Vizacom Inc., a Delaware corporation (the "Issuer"). The address of the principal executive office of the Issuer is:

                             Vizacom Inc.
                             3512 Veterans Memorial Highway
                             Bohemia, New York  11716


________________________________________________________________________________
Item 2.  Identity and Background.

(i) The reporting person's name is SpaceLogix, Inc., a Delaware corporation. The reporting person's principal address is 500 Fifth Avenue, 14th Floor, New York, New York 10110. The reporting person is in the business of providing co-location and managed network services primarily to the web hosting and network markets.

(ii) The name, business address, principal occupation, and principal employer, of each executive officer and director of the reporting person are set forth below:


        Name/Position               Principal Employer/Business Address        Principal Occupation
------------------------------- -------------------------------------------- -------------------------
Wayne Allen, President, CEO     SpaceLogix, Inc.                             President, CEO and
and Director                    500 Fifth Avenue, 14th Floor, New York,      Director of reporting
                                NY  10110                                    person
------------------------------- -------------------------------------------- -------------------------
Mark Barbera, CFO               Trautman, Wasserman & Co., Inc.              CFO of Trautman,
                                500 Fifth Avenue, 14th Floor, New York,      Wasserman & Co., Inc.
                                NY  10110
------------------------------- -------------------------------------------- -------------------------
Douglas Greenwood, Director     Trautman, Wasserman & Co., Inc.              Managing Director of
                                500 Fifth Avenue, 14th Floor, New York,      Trautman, Wasserman &
                                NY  10110                                    Co., Inc.
------------------------------- -------------------------------------------- -------------------------
David Lougee, Director          Mirick O'Connell                             Attorney
                                100 Front Street
                                Worcester, MA  01608
------------------------------- -------------------------------------------- -------------------------


(iii) Trautman Wasserman Holding Company, Inc., a New York Corporation with a principal place of business at 500 Fifth Avenue, 14th Floor, New York, New York 10110, currently owns 306,988 shares of the reporting person's common stock, representing approximately 33.2% of the issued and outstanding shares of the reporting person's common stock. Wayne Allen, the President, CEO and a director of the reporting person currently owns 217,191 shares of the reporting person's common stock representing approximately 23.47% of the issued and outstanding shares of the reporting person's common stock.

         The name, business address, principal occupation and principal address of the executive officers and directors of Trautman Wasserman Holding Company, Inc. are set forth below:


             Name                        Principal                Principal Occupation
                                 Employer/Business Address
------------------------------- ---------------------------- -------------------------------
Gregory Trautman, President     Trautman, Wasserman & Co.,   President of Trautman,
and Director                    Inc.                         Wasserman & Co., Inc.
                                500 Fifth Avenue, 14th
                                Floor, New York, NY  10110
------------------------------- ---------------------------- -------------------------------
Mark Barbera, CFO and Director  Trautman, Wasserman & Co.,   CFO of Trautman, Wasserman &
                                Inc.                         Co., Inc.
                                500 Fifth Avenue, 14th
                                Floor, New York, NY  10110
------------------------------- ---------------------------- -------------------------------


(iv) During the last five years, none of the entities or natural persons identified under Sections (i) - (iii) of this Item 2 have been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

(v) During the last five years, neither Trautman Wasserman Holding Company, Inc. or any of the individuals identified under Section (a) of Item 2 has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding has been or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(vii) All of the natural persons identified under Sections (i) - (iii) of this
Item 2 are citizens of the United States of America.

________________________________________________________________________________
Item 3.  Source and Amount of Funds or Other Consideration.

As described in the Letter of Intent between the Issuer and the reporting person attached hereto as Exhibit 1 and incorporated herein by reference (the "Letter of Intent"), the Issuer and the reporting person intend to consummate a merger pursuant to which the reporting person will merge into a wholly-owned subsidiary of the Issuer (the "Merger"). As of the date of this statement and as contemplated under the caption "Bridge Loans" in the Letter of Intent, the reporting person has extended an aggregate of $600,000 in bridge loans to the Issuer. As partial consideration for such bridge loans, the Issuer has thus far issued 300,000 shares of the Issuer's common stock to the reporting person. The funds loaned by the reporting person to the Issuer represent a portion of the reporting person's working capital which the reporting person raised in two private equity offerings.

________________________________________________________________________________
Item 4.  Purpose of Transaction.

As described in greater detail in the Letter of Intent, the reporting person's acquisition of the Issuer's securities is related to a contemplated merger of the reporting person with and into a subsidiary of the Issuer. It is currently anticipated that upon the consummation of such merger, the shares to be issued to the reporting person's stockholders will constitute approximately 49% of the issued and outstanding shares of the Issuer's common stock. As part of the merger, the reporting person will also have the right to appoint one member to serve on the Issuer's six member Board of Directors and to approve the appointment of an additional independent director.

________________________________________________________________________________
Item 5.  Interest in Securities of the Issuer.

(a) The numbers of securities of the Issuer which the reporting person may be deemed to beneficially own is 300,000, which, to the knowledge of the reporting person, represents approximately 11.9% of the Issuer's outstanding class of such securities as of the date of this report.

(b) The reporting person has the sole power to vote and the sole power to dispose of the 300,000 shares of the Issuer's securities held in the reporting person's name.

(c) As partial consideration for a $250,000 loan to the Issuer on September 17, 2001 and a $200,000 loan to the Issuer on October 10, 2001, such loans constituting the first two of the bridge loans described under the caption "Bridge Loans" in the Letter of Intent, the reporting person received
     200,000 shares of the Issuer's common stock on or about October 18, 2001 and an additional 100,000 shares on or about October 23, 2001.

(d)  Not applicable.

(e)  Not applicable.

________________________________________________________________________________
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Except as otherwise disclosed in the Letter of Intent, there are currently no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 of this statement and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finders fees, joint ventures, loan or option arrangements, puts, calls, guarantees of loans, guarantees against loss or profits, division of profits or losses, or the giving or withholding of proxies. As contemplated in the Letter of Intent, it is anticipated that the reporting person and the Issuer will enter into a definitive Agreement and Plan of Merger providing for the merger of the reporting person into a subsidiary of the Issuer.

________________________________________________________________________________
Item 7.  Material to be Filed as Exhibits.

Exhibit 1 - Letter of Intent between Vizacom Inc. and SpaceLogix, Inc. dated September 7, 2001.

________________________________________________________________________________

                                   SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                     November 14, 2001
                                        ----------------------------------------
                                                         (Date)

                                                SpaceLogix, Inc.
                                        By:     /s/ Mark Barbera
                                        ----------------------------------------
                                                       (Signature)

                                        Name:   Mark Barbera
                                        Title:  Chief Financial Officer
                                        ----------------------------------------
                                                       (Name/Title)



Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).